UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K, including Exhibits 5.1 and 23.2 hereto, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-297347) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously reported in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 29, 2026, the shareholders of CollPlant Biotechnologies Ltd. (the “Company”) approved an increase in the Company’s authorized share capital from 30,000,000 ordinary shares, par value NIS 1.50 per share, to 500,000,000 ordinary shares, par value NIS 1.50 per share, and approved the corresponding amendment to the Company’s Amended and Restated Memorandum and Articles of Association.

Following receipt of such shareholder approval, the Company is filing an updated opinion of Goldfarb Gross Seligman & Co., counsel to the Company, regarding the validity of the ordinary shares registered for resale pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-297347), which opinion is attached hereto as Exhibit 5.1

EXHIBITS

Exhibit No.	Description

5.1	Opinion of Goldfarb Gross Seligman & Co.
23.2	Consent of Goldfarb Gross Seligman & Co. (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: August 6, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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